September 22,
2025

Rick Svetkoff
President and Chief Executive Officer
Starfighters Space, Inc.
Reusable Launch Vehicle Hangar, Hangar Rd
Cape Canaveral, FL, 32920

       Re: Starfighters Space, Inc.
           Post-Qualification Offering Circular Amendment No. 1
           Filed August 26, 2025
           File No. 024-12488
Dear Rick Svetkoff:

       We have reviewed your amendment and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Offering Circular Amendment No. 1 filed August 26, 2025
General

1. We note that the cover of your offering circular indicates that this is a best-efforts offering; however, we note the following disclosures:

                If the Shares are not approved for listing on NYSE American, we will not
           complete the offering    on your cover page;
                Although after giving effect to this Offering, we expect to meet the minimum initial and continued listing standards set forth in NYSE American listing standards, we cannot assure you that the Shares will be, or will continue to be,
           listed on NYSE American in the future,    on page 27;
                Although we believe that we currently meet the NYSE American initial listing standards, neither we nor Digital Offering can guarantee that the NYSE American
           will approve our listing application,    on page 35; and
                There is no minimum number of Securities that we must sell in order to conduct
 September 22, 2025
Page 2

          a closing in this Offering    and that the Company   s    directors
and officers shall be
          entitled to purchase Common Stock in the Offering,    on page 11.

      Please revise your disclosures to be consistent and clarify whether the consummation of this offering is conditioned upon the sale of a specific number of securities, sales, or purchasers.

      If the offering is so conditioned, please advise as to how your offering complies with each of Rule 10b-9 and 15c2-4, if applicable, and revise your disclosure as
      appropriate.
2.    We note your disclosure    [e]ven if we meet the minimum requirements for
listing on
      the NYSE American, we may wait before terminating this Offering and commencing the trading of our Common Stock on the NYSE American in order to raise additional
      proceeds.    Please refer to the note to Instruction A, paragraph(e),
which prohibits the
      use of Form 8-A for the registration of securities offered under Regulation A to
      circumstances where the filing of the Form 8-A and the Commission   s
receipt of the
      certification from the national securities exchange, if applicable, occurs more than five calendar days after qualification of the Regulation A offering statement. Please revise your disclosure to explain the timing of your transaction, including the order of the sequence of conditions to be satisfied in order for the commencement of trading of the Common Stock on the NYSE American.

      We note the disclosure on page 27 that    [a]lthough after giving effect
to this Offering
      we expect to meet the minimum initial and continued listing standards set forth in
      NYSE American.    Please reconcile this disclosure with the disclosure on
page 35 that
      the Company believes it currently meets the NYSE American initial listing standards.
3. We note your offering is being marketed on the Equifund platform and a hyperlink is provided. This site appears to include certain information that may not be consistent with the disclosure in your filing, including, among others, claims of partnerships and agreements, financial forecasts through 2028 (which, in some cases appear to conflict with your actual historical results), and a tracker indicating that 111.1% of the
      offering is    committed.    Please revise your disclosure to address
these discrepancies
      or explain why you do not believe you are required to do so.
Cover Page

4. Please revise to clarify how you will inform investors of the closing. Risk Factors
Assuming NYSE American approves our listing application..., page 27

5. You disclose here that you expect to meet the minimum initial and continued listing standards set forth in NYSE American listing standards, which differs from disclosure at page 35 stating that you believe that you currently meet the NYSE American initial listing standards. Please revise or advise. Also, disclose here and on your cover the certain financial, distribution and stock price levels, and the minimum number of holders of Shares you must maintain in order to meet the continued listing standards.
 September 22, 2025
Page 3

Plan of Distribution
Exchange Listing, page 35

6. We note your disclosure that, even if you meet the minimum requirements for listing on the NYSE American, you may wait before terminating this Offering and commencing the trading of your Common Stock on the NYSE American in order to
       raise additional proceeds. You further disclose that, as a result, investors may experience a delay between the closing of their purchase of shares of your Common
       Stock and the commencement of exchange trading of your Common Stock on the
       NYSE American. Please clarify how this delay may occur in view of disclosure elsewhere that you intend to have only one closing.
Pooling Agreements, page 35

7. You provide on page 35 that the Pooling Agreements entered into with certain of your officers, directors, and stockholders do not apply to securities issued hereunder.
       However, Exhibit 6.39 provides that in connection with the Listing and as required by the Company's selling agent, Digital Offering LLC, the Securityholders have agreed to pool all the Shares, all the Shares issuable upon exercise of the outstanding Share purchase warrants, and all the Shares issuable upon conversion of the outstanding secured convertible debentures that are held by Securityholders or to be issued to the
       Securityholders upon Listing to be held in escrow. Please revise or clarify this discrepancy. Please also disclose all material terms of the Pooling Agreements, including the number of shares subject to transfer restrictions, the shares covered by the agreements, and the trading price and volume exceptions to lock-up. Other Procedures for Subscribing, page 38

8. For rejected subscriptions, please confirm whether funds will be returned to investors within ten business days of the date the investor tenders the funds into escrow, as we
       note    there may be a significant amount of time between such Investor
 s subscription
       and the Company   s acceptance or rejection of such subscription,    as
indicated in
       Section 5 of the Subscription Agreements. Once the Company accepts an
investor   s
       subscription, clarify whether the Company may later decide to reject such subscription any time before the closing of the Offering, as we note in Section 5 of the
       Subscription Agreement that the    Company may accept or reject this
subscription at
       any time prior to the closing of this offering.    Assuming approval for
listing on the
       NYSE American, explain the process once the Company has determined to terminate the offering and close the Offering, including how you will inform investors of such closing date and listing date, as well as the mechanics of the settlement process and how you will inform investors of the settlement cycle. As it appears that you may have an undetermined time to process subscription requests and can reject a subscription for any reason, an undetermined time to have the closing, may terminate the offering at any time, and you will not complete this offering unless the Shares are approved for listing on the NYSE American, please provide your analysis as to whether your offering should be considered to be an impermissible delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of
       Regulation A. If the offering is intended to be a continuous offering within the
 September 22, 2025
Page 4

       meaning of Rule 251(d)(3)(i)(F) of Regulation A, please revise your cover page to disclose that the offering will commence within two calendar days after qualification.
Acceptance of Subscriptions, page 39

9. Explain the provisions in Section 4 of your subscription agreements providing that an
       investor may revoke a subscription at any time prior to the Company   s
acceptance and
       execution of the subscription agreement, and how such revocation may be done.
Use of Proceeds, page 41

10. We note you provide that as of the date of this filing, your Regulation A Tier 2 offering has sold an aggregate of 4,996,697 shares of common stock for gross proceeds of $17,938,142. Please revise to clarify here and throughout as appropriate
       (for example, in your Plan of Operations section) whether the gross proceeds already raised are reflected in these disclosures. If so, please detail how those proceeds are being utilized by the Company.
Description of Business
Competitive Strengths
Proven Operational History, page 48

11. Please reconcile your claims in this section with disclosure in your risk factor section and elsewhere that the Company has a limited operating history. Property, page 50

12. Please update your disclosure with respect to the lease agreement with Space Florida.
       In this regard we note your disclosure that, effective June 1, 2024 the Company agreed to extend the term of the Lease Agreement of the Premises through May 31,
       2025.
 September 22, 2025
Page 5

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Purcell at 202-551-5351 or Liz Packebusch at 202-551-8749
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Michael Shannon